UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2017

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Dr. Luis Bonavita 1294, Office 501

Montevideo, Uruguay, 11300 WTC Free Zone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Letter to Shareholders regarding Annual General Meeting of Shareholders
2.	Notice of 2017 Annual General Shareholders’ Meeting to be held on April 24, 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: March 27, 2017

 Item 1

To Our Valued Shareholders:

In 2016 we took important steps to strengthen our business and prepare for the next phase of Arcos Dorados’ growth. I’m proud of the progress we made last year. We remain the clear leader in most of our major markets and our improved full year results are a testament to our disciplined execution of the strategic plan we announced in March of 2015. This plan not only resulted in positive topline performance and expanded margins last year, it made us a leaner, more efficient organization with a stronger balance sheet.

During 2016, we achieved the targets of our strategy that were most under our control, while effectively navigating a challenging consumer environment in many of our key markets, including a historically deep economic recession in Brazil.

Our redesigned affordability platform performed well in our major markets and we had several successful product launches during the year that supported volume trends and margin expansion. We also captured G&A savings opportunities, monetized certain assets to reduce our debt and implemented technology upgrades to improve operating efficiency.

The result of these actions was a 14.4% increase in comparable sales and 13.9% rise in constant currency revenue growth in 2016, despite a challenging consumption environment in several markets. The operating efficiencies we have built into our business also led to a 160 basis point expansion in the EBITDA margin, excluding the non-recurring PIS/COFINS recovery in Brazil in 2015.

In 2016, almost two million guests got a behind-the-scenes look at our restaurants as part of our Puertas Abiertas or “Open Doors” program. The program helps customers better appreciate our superior ingredient quality and food preparation standards. When we bring guests into our kitchens and pantries, we show them the high quality beef, chicken, bread, produce and condiments that go into their sandwiches. They also learn about our disciplined food safety standards and see the attention to detail that goes into the preparation of every meal we serve.

As the leading Quick Service Restaurant (QSR) brand in Latin America, sustainability and strong corporate citizenship matter to us and our customers. We are proud to take a leadership role in the region.

We are aligned with McDonald’s Corporation’s global commitments around sustainable sourcing, already serving 100% Rainforest Alliance Certified coffee in Brazil and 100% Marine Stewardship Council certified fish in our McFish sandwich. Last year we made our first purchases of certified sustainable beef in Brazil, committed to transition to cage free eggs by 2025 and began sourcing only from pork producers with a plan to phase out gestation pens.

As Latin America’s largest generator of first-time jobs, we are uniquely positioned to make a positive impact on the lives of the region’s youth. In 2016 we partnered with local governments and non-governmental organizations to establish youth training and employment programs. Moving forward, we are committed to being a part of the solution to the serious issue of youth unemployment in Latin America.

In keeping with the McDonald’s brand globally, we are updating our restaurants and integrating technology to provide customers with a modern and progressive experience. In November of 2016, we launched our first Experience of the Future restaurant pilot in Argentina, which includes self-order kiosks, digital menu boards, dual point service and other features.

Economic conditions remain difficult in the region, but we expect consumption trends in our major markets to improve over the course of the next three years. Over the next three years, we will build on our recent achievements by implementing strategies and making the necessary investments to drive guest traffic in our restaurants. We expect this to lead to stronger comparable sales performance, which we expect will lead to continued increases in our operating cash flow generation.

Having meaningfully reduced General and Administrative expenses, additional leverage will largely reflect topline growth. Given our debt reduction goal has already been met, we will not pursue further asset monetization deals but continue to review refranchising opportunities.

Based on our plan to expand our footprint as growth prospects show signs of improvement, we have come to an agreement with McDonald’s Corporation on a restaurant opening and reinvestment plan for the 2017 to 2019 period. We have committed to open a minimum of 180 new restaurants and to reinvest an aggregate of at least $292 million over this timeframe. In addition, McDonald’s Corporation agreed to provide growth support for the same period. We project that the impact of this support could result in an effective royalty rate of 5.3% in 2017, 5.7% in 2018 and 5.9% in 2019.

We are in a stronger position today than we were a year ago. The next phase of our plan takes us from a turnaround mindset to an outlook of growth. While we remain cautious in the short-term, we are confident that we are on the right path to generate significant value for our shareholders.

This year marks Arcos Dorados’ 10-year anniversary. We are proud of the business we have built over the last decade, becoming the leading QSR brand in Latin America with operations in 20 countries and territories.

We have an unmatched footprint and have established a reputation for operational excellence within the McDonald’s system. We remain committed to our employees, our customers and our shareholders. Over the next several years, we will continue to work hard to profitably grow our business and capture the potential of the McDonald’s brand in Latin America.

Thank you for your continued support.

Sincerely,

Sergio Alonso

Chief Executive Officer

 Item 2

NOTICE OF 2017 ANNUAL GENERAL SHAREHOLDERS’ MEETING

The shareholders (the “Shareholders”) of Arcos Dorados Holdings Inc. (the “Company”) are invited to the 2017 Annual General Shareholders’ Meeting to be held on April 24, 2017, at 10:00 a.m. (Montevideo local time) at the Company’s office located at Dr. Luís Bonavita 1294, 5th Floor office 501, World Trade Center Free Zone, Montevideo, Uruguay, 11300, to consider and, if appropriate, pass the proposals referred to in the Agenda below as resolutions of Shareholders:

AGENDA

1.	Welcome remarks from the Executive Chairman of the Board of Directors.

2.	Consideration and approval of the Financial Statements of the Company corresponding to the fiscal year ended December 31, 2016, the Independent Report of the External Auditors EY (Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global), and the Notes corresponding to the fiscal year ended December 31, 2016. (Proposal 1)

3.	Appointment and remuneration of EY (Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global), as the Company’s independent auditors for the fiscal year ended December 31, 2017. (Proposal 2)

4.	Election of the following persons as Class III Directors of the Board of Directors, to hold office until the conclusion of the Annual General Shareholders’ Meeting held in the calendar year 2020. (Proposal 3)

a.	Mr. Michael Chu

b.	Mr. Jose Alberto Velez

c.	Mr. Jose Fernandez

5.	Election of the following person as Class I Director of the Board of Directors, to hold office until the conclusion of the Annual General Shareholders’ Meeting held in the calendar year 2018. (Proposal 4)

a.	Mr. Sergio Alonso

Each of Messrs. Chu, Velez, Fernandez and Alonso currently serve as Class III Directors on the board of directors of the Company and are standing for re-election. In order to divide the current composition of the board of directors of the Company as nearly equal as possible, Mr. Alonso is standing for re-election as a Class I Director. The biographies of Messrs. Chu, Velez, Fernandez and Alonso are enclosed.

NOTES TO THE NOTICE OF ANNUAL GENERAL SHAREHOLDERS’ MEETING

Note 1: The Board of Directors has fixed the close of business on March 20, 2017 as the record date for the determination of shareholders entitled to notice of and to vote at the Annual General Shareholders’ Meeting.

Note 2: Admission to the Annual General Shareholders’ Meeting will be reserved for Shareholders of the Company or their duly appointed proxy on a first-come, first-served basis. Registration and seating will begin at 9:00 a.m. local time. Shareholders and proxyholders will be asked to present valid picture identification, such as a driver’s license or passport and, if applicable, a completed proxy form, before being admitted to the Annual General Shareholders’ Meeting. If you hold your shares in street name, you will also need proof of ownership in order to attend the Annual General Shareholders’ Meeting. A recent brokerage statement or letter from your brokerage firm, bank or nominee are examples of proof of ownership.

Note 3: A Shareholder entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote in his stead. A proxy need not be a Shareholder of the Company.

If you wish to appoint Mr. Woods Staton, Executive Chairman of the Board of Directors, as your proxy, the Company requests that you complete, sign and mail the enclosed form of proxy in the enclosed business reply envelope, whether or not you plan to physically attend the Annual General Shareholders’ Meeting. Alternatively, you may follow the instructions on the proxy card in order to vote by phone or by internet. In order for this proxy to be valid, it must be received by no later than 5:00pm (EST) on April 21, 2017. You may revoke your voted proxy at any time prior to the Annual General Shareholders’ Meeting or vote in person if you attend.

Note 4: Documents to be discussed at the Annual General Shareholders’ Meeting are available to the shareholders at the Company’s registered office at Maples Corporate Services (BVI) Limited, Kingston Chambers, Road Town, Tortola, British Virgin Islands, Attention: Mr. Kieran Walsh, B.V.I. Direct: + 1 345 814 5353 (email: kieran.walsh@maplesandcalder.com) on business days from 10:00 a.m. to 12:00 p.m. and from 3:00 p.m. to 5:00 p.m. local time, from April 3, 2017 to April 21, 2017 inclusive; and at the Company’s offices at Roque Saenz Peña 432, Olivos, Buenos Aires, Argentina, Attention: Mr. Juan David Bastidas, on business days from 10:00 a.m. to 12:00 p.m. and from 3:00 p.m. to 5:00 p.m. local time, from April 3, 2017 to April 21, 2017 inclusive.

Note 5: Shareholders are requested to appear no later than 15 minutes prior to the scheduled time of the Annual General Shareholders’ Meeting in order to file their proxies and sign the Attendance Book.

Note 6: If two or more persons are jointly regarded as holders of a share, each of them may be present in person or by proxy at the Annual General Shareholders’ Meeting, but if such persons are present in person or by proxy they must vote as one.

Note 7: Enroll Now for Electronic Delivery of Shareholder Materials. Arcos Dorados, through Broadridge Financial Solutions, is pleased to offer shareholders the benefits and convenience of electronic delivery of shareholder materials, including:

•	Quickest delivery of shareholder materials

•	Elimination of bulky paper documents from your personal files

•	Convenient online proxy voting

•	Reduction of printing and mailing costs which allows us to control expenses in the interest of delivering more value for all our shareholders

•	Better for the environment

When you register for electronic delivery, you will be notified by e-mail when the shareholder materials are available online. Your enrollment will remain in effect until revoked.

To register, visit http://enroll.icsdelivery.com/lg

PLEASE NOTE: you must enroll for electronic delivery for EACH account in which you hold Arcos Dorados shares.

By order of the Board

Woods Staton

Executive Chairman of the Board of Directors

Dated: March 8, 2017

BIOGRAPHIES OF PROPOSED CLASS III DIRECTORS

MR. MICHAEL CHU

Mr. Chu has been an independent member of our board of directors since April 2011 and is a member of the Audit Committee ever since. He graduated with honors from Dartmouth College in 1968 and received an M.B.A. with highest distinction from the Harvard Business School in 1976. From 1989 to 1993, Mr. Chu served as an executive and limited partner in the New York office of the private equity fund Kohlberg Kravis Roberts & Co. From 1993 to 2000, Mr. Chu was with ACCION International, a nonprofit corporation dedicated to microfinance, where he served as President and CEO. Mr. Chu currently holds an appointment as Senior Lecturer at the Harvard Business School and is Managing Director and co-founder of the IGNIA Fund, an investment firm dedicated to investing in commercial enterprises serving low-income populations in Mexico. He was a founding partner of, and continues to serve as Senior Advisor to, Grupo Pegasus, a private equity firm in Buenos Aires.

MR. JOSE ALBERTO VELEZ

Mr. Vélez has been an independent member of our board of directors since June 2011 and has been a member of the Audit Committee ever since. Mr. Vélez received a Master of Science in Engineering degree from the University of California, Los Angeles (UCLA), degree in Administrative Engineering from Universidad Nacional de Colombia and a Diploma of Engineer Honoris Causa from École Nationale d’Ingénieurs (National School of Engineers), Metz, France.

Mr. Vélez previously served as the CEO of Suramericana de Seguros, the leading insurance company in Colombia, and also as the CEO of Inversura, a holding company that integrates the leading insurance and social security companies in Colombia. From 2003 until 2012 he was the Chief Executive Officer of Cementos Argos. Mr. Velez was the Chief Executive Officer of the Holding Grupo Argos S.A. until March 2016. He is currently a member of the Board of Directors of Grupo Crystal and Grupo Daabon in Colombia. He is also the Chairman of the Universidad EAFIT’s Board of Trustees. In addition, he sits on the Advisory Board of the Council of the Americas based in New York and is a member of the Latin-American chapter of the Wilson Center in Washington D.C.

MR. JOSE FERNANDEZ

Mr. Fernandez has been a member of our board of directors since October, 2013. He has a degree as a Mechanical Engineer from Instituto Tecnológico Buenos Aires. Mr. Fernandez began his career at McDonald’s in 1986 and held the positions of Development Director, Development Vice President and Managing Director of Argentina before becoming the Divisional President of the South Latin America Division (SLAD), a position that he held until June, 2013.

BIOGRAPHY OF PROPOSED CLASS I DIRECTOR

MR. SERGIO ALONSO

Mr. Alonso is our Chief Executive Officer since 2015 and was, prior to his appointment as such, our Chief Operating Officer. Prior to that, he was McDonald’s Divisional President in Brazil. He graduated with a degree in Accounting from Universidad de Buenos Aires in 1986. He began his career at McDonald’s as Accounting Manager and subsequently moved to the operations area, eventually being promoted to Vice President of Operations in 6 years. From 1999 until 2003, Mr. Alonso was involved in the development of the Aroma Café brand in Argentina. Mr. Alonso has been a member of our board of directors since 2007.

ARCOS DORADOS HOLDINGS INC. LUIS BONAVITA 1294, 5TH FLOOR OFFICE 501 WORLD TRADE CENTER FREE ZONE MONTEVIDEO, URUGUAY 11300

VOTE BY INTERNET - www.proxyvote.com

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

VOTE BY PHONE - 1-800-690-6903

Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

SHAREHOLDER MEETING REGISTRATION: To vote and/or attend the meeting, go to the “Register for Meeting” link at www.proxyvote.com.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:
E24092-P91719	KEEP THIS PORTION FOR YOUR RECORDS
DETACH AND RETURN THIS PORTION ONLY
THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

ARCOS DORADOS HOLDINGS INC.	For All	Withhold All	For All Except	To withhold authority to vote for any individual nominee(s), mark “For All Except” and write the number(s) of the nominee(s) on the line below.
The Board of Directors recommends you vote FOR the following:

3.	Election of the following persons as Class III Directors of the Board of Directors, to hold office until the conclusion of the Annual General Shareholders’ Meeting held in the calender year 2020.	☐	☐	☐	_____________________________

Nominees:
01) Mr. Michael Chu 02) Mr. Jose Alberto Velez 03) Mr. Jose Fernandez

4.	Election of the following person as Class I Director of the Board of Directors, to hold office until the conclusion of the Annual General Shareholders’ Meeting held in the calendar year 2018.

Nominee:	For	Against	Abstain

4a. Mr. Sergio Alonso	☐	☐	☐

Each of Messrs. Chu, Velez, Fernandez and Alonso currently serve as Class III Directors on the board of directors of the Company and are standing for re-election. In order to divide the current composition of the board of directors of the Company as nearly equal as possible, Mr. Alonso is standing for re-election as a Class I Director. The biographies of Messrs. Chu, Velez, Fernandez and Alonso are enclosed.

The Board of Directors recommends you vote FOR the following proposals:	For	Against	Abstain

1.	Consideration and approval of the Financial Statements of the Company corresponding to the fiscal year ended December 31, 2016, the Independent Report of the External Auditors EY (Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global), and the Notes corresponding to the fiscal year ended December 31, 2016.	☐	☐	☐

2.	Appointment and remuneration of EY (Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global), as the Company's independent auditors for the fiscal year ending December 31, 2017	☐	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer. sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:

The Notice of Annual Meeting is available at www.proxyvote.com.

E24093-P91719

ARCOS DORADOS HOLDINGS INC.

Annual General Meeting of Shareholders

April 24, 2017 10:00 AM, (Montevideo Time)

This proxy is solicited by the Board of Directors

The shareholder(s) hereby appoint(s) Mr. Woods Staton, Executive Chairman of the Board of Directors, as proxy, with the power to appoint his substitute, and hereby authorize(s) him to represent and to vote, as designated on the reverse side of this ballot, all of the shares of ARCOS DORADOS HOLDINGS INC. that the shareholder(s) is/are entitled to vote at the Annual Meeting of Shareholders to be held at 10:00 AM, (Montevideo Time) on April 24, 2017, at Luis Bonavita 1294, 5th Floor Office 501, World Trade Center Free Zone, Montevideo, Uruguay 11300, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on reverse side